Exhibit A

Risks of Investing

THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Purchasing LLC membership interests is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to distribute cash to investors.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Distributions of Cash Flow are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any distributions of cash flow to the Investors. This includes any "preferred return" or "priority return" scheduled to be distributed to the Investors. Investors can look solely to the value of the Company and the success of any projects it engages in for distributions.

Allocations of Profits and Losses are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any specific allocations of profits or losses to the Investors.

Property Value Could Decrease: The value of the stock of the Company and any real or personal property owned or purchased by the Company could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guaranty that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose: Investors own LLC membership interests, not debt notes of the Issuer and will have limited or no rights to "foreclose" or otherwise take control of the Issuer in an attempt to recover their investment.

Reliance on Management Team: The Company is small with only two managers. If a key member of the management team were to die, become seriously ill or leave the Company, it could damage prospects and the ability to make the expected distributions on the Class A Members.

Liability for Personal Injury: As the owner of rental properties, the Company will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Issuer will carry insurance against potential liability, it is possible that a claim would be made in excess of the insurance coverage.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect projects the Company engages in, even if the Company carries adequate insurance.

No Market for the LLC Membership Interests Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Membership Shares in the Company:

(i)   There will be no public market for your LLC Membership Interests, meaning you could have a hard time finding a buyer.

(ii)   Under Operating Agreement, the LLC membership interests may not be transferred without the manager's consent, which the manager may withhold in its sole discretion.

(iii)   The Manager has the right to impose conditions on the sale of your LLC membership interests, and these conditions might not be acceptable to you.

(iv)   If you want to sell your LLC Membership Interests, the Manager has a first right of refusal to buy them.

By law, you may not sell your LLC Membership Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your LLC Membership Interests indefinitely.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair the Issuer's ability to distribute cash or allocate credits to investors.

Failure to Obtain Loan Financing: The Project is currently anticipated to be financed by a construction to permanent loan from the Community Preservation Corporation a not-for profit lender and a "small building participation loan program" loan from New York State Homes and Community Renewal, however, it is important to note that at this time, neither of these sources of funding have been committed and the Company is still preparing applications for these funding sources, which are being underwritten by the perspective lenders. These financing sources may not materialize due to a lack of liquidity or net worth of the Company and/or the Managers, who will be required to provide guarantees to the financing parties. At such a time that the loan financing is confirmed and/or rejected, Barrett & Benitez will provide an update on the offering page at https://commonowner.com/project/barrett-benitez-development.

Failure to Obtain Grant Funding: The Project is currently anticipated to be funded by an East Side Capital Development Grant, funded by Empire State Development, and while an application has been submitted, this funding source has also yet to be committed. The balance of the required funds will come in the form developer equity from Barrett & Benitez Development LLC. At such a time that grant funding is confirmed and/or rejected, Barrett & Benitez will provide an update on the offering page at https://commonowner.com/project/ barrett-benitez-development.

Failure to Acquire Property: Loads of Love is currently the owner of 61 Laurel, but does not own 59 Laurel or 104 Riley, which are both necessary to pursue, finance, and build the Project as designed. These properties are currently owned by the City of Buffalo. Loads of Love has entered into a "Designated Developer Agreement" which should allow Loads of Love to acquire the Property from the City, however, various intervening factors, some of which are outside of the control of the Company, could prevent this from happening, which would require drastic changes to the Project, impacting returns to Investors.

Admission of Additional Members to the Company: The Managers may determine it is necessary to create additional classes of shares in the Company, some of which may have preferred rights to cash flow or capital proceeds than the Investors in the Offering. This could cause your rights to distributions of cash flow or capital proceeds or receipt of tax benefits to be diluted or reduced.

Admission of Additional Members in Loads of Love LLC or Guarantor Agreements: In order to close the construction financing for the Project, Loads of Love may need to admit additional members to Loads of Love or might enter into agreements with third-parties to provide guarantees in exchange for fees, this could dilute the rights of the Company in Loads of Love with respect to, or reduce the amount of available cash flow, capital proceeds, or tax benefits.

Tax Impact of Grant Funding: Loads of Love and the Company have applied to various grant funding sources, which applications are currently pending. Many grant funding sources, received by a for-profit entity, are treated as income in the hands of the recipient, as an investor in the Company, which is a pass-through entity, you would be allocated portions of this income, which would likely generate tax. While the Company may make depreciation elections with respect to the Project, to minimize this impact, there is not guaranty it will be able to do so.

Limited Voting Rights: The Investors in the Offering have very limited rights to vote on decisions made by the Company. You will only be able to vote on: (a) amendments to the Operating Agreement that adversely affect you, (b) removal of a manager "For Cause" as defined in the Operating Agreement, or (c) to settle a dispute between the Managers. In many cases a "supermajority" vote of the Class A Members will be required.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing their rights. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: An investor holding LLC Membership Interests will generally be required to accrue (and pay tax on) pass-through income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the LLC Membership Interests, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the LLC Membership Interests will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the LLC Membership Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The LLC Membership Interests are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks of Relying on Third Parties: The Issuer will engage third parties to provide essential services. If a third party the Issuer retains performs poorly or becomes unable to fulfill its obligations, the Issuer's business could be disrupted. Disputes between the Issuer and its third party service providers could disrupt its business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Issuer against such claims.

THE FOREGOING ARE NOTE NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.